# SEC Schedule 13G/A (Amendment No. 3) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Burning Rock Biotech Ltd, CIK 0001792267
CUSIP: 12233L107
Title of class of securities: American Depository Shares ("ADSs") of the Issuer, each ADS representing one Class A Ordinary Share, par value $0.0002 per share
Address of issuer's principal executive offices: NO. 5 XINGDAO RING ROAD NORTH,, INTERNATIONAL BIO ISLAND, GUANGZHOU, GUANGDONG, China (F4), 510005
Date of event which requires filing of this statement: 09/30/2025
Filed pursuant to Rule 13d-1(b)
Amends the filing with accession number 0001085146-24-005827
Filed by CIK 0001907884

## Reporting persons
- Kynam Capital Management, LP: type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 994,883; sole dispositive power 0; shared dispositive power 994,883; aggregate amount beneficially owned 994,883 (11.01% of the class)
- Kynam Capital Management GP, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 994,883; sole dispositive power 0; shared dispositive power 994,883; aggregate amount beneficially owned 994,883 (11.01% of the class)
- Yue Tang: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 994,883; sole dispositive power 0; shared dispositive power 994,883; aggregate amount beneficially owned 994,883 (11.01% of the class)

## Item 1. Issuer
Name of issuer: Burning Rock Biotech Ltd
Address of issuer's principal executive offices:
NO. 5 XINGDAO RING ROAD NORTH,, INTERNATIONAL BIO ISLAND, GUANGZHOU, GUANGDONG, CHINA
510005

## Item 2. Person Filing
Name of person filing:
Kynam Capital Management, LP

Kynam Capital Management GP, LLC

Yue Tang
Address of principal business office or, if none, residence:
221 ELM ROAD
PRINCETON, New Jersey
08540
Citizenship:
Kynam Capital Management, LP - DELAWARE

Kynam Capital Management GP, LLC - DELAWARE

Yue Tang - UNITED STATES

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA)

## Item 4. Ownership
Amount beneficially owned: 994,883
Percent of class: 11.01
Sole power to vote or to direct the vote:
Kynam Capital Management, LP - 0

Kynam Capital Management GP, LLC - 0

Yue Tang - 0
Shared power to vote or to direct the vote:
Kynam Capital Management, LP - 994,883

Kynam Capital Management GP, LLC - 994,883

Yue Tang - 994,883
Sole power to dispose or to direct the disposition:
Kynam Capital Management, LP - 0

Kynam Capital Management GP, LLC - 0

Yue Tang - 0
Shared power to dispose or to direct the disposition:
Kynam Capital Management, LP - 994,883

Kynam Capital Management GP, LLC - 994,883

Yue Tang - 994,883

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Kynam Capital Management, LP: Yue Tang, Managing Member (11/14/2025)
- Kynam Capital Management GP, LLC: Yue Tang, Managing Member (11/14/2025)
- Yue Tang: Yue Tang, Self (11/14/2025)